EXHIBIT 12

PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings (loss):
Net earnings (loss)	$(563,541)	$94,891	$4,083	$23,685	$78,471
Provision (benefit) for taxes	52	42	46	46	(172)
Distributions on preferred securities of subsidiary	7,568	5,683	3,865	2,138	1,854
Income (loss) from continuing operations before taxes (a)	(555,921)	100,616	7,994	25,869	80,153
Add:
Fixed charges	28,608	16,698	6,589	3,033	1,854
Subtract:
Distributions on preferred securities of subsidiary	(7,568)	(5,683)	(3,865)	(2,138)	(1,854)
Adjusted earnings (loss)	$(534,881)	$111,631	$10,718	$26,764	$80,153
Fixed charges:
Interest expense	20,729	10,849	2,660	881	—
Amortization of capitalized debt issuance costs	311	166	64	14	—
Distributions on preferred securities of subsidiary	7,568	5,683	3,865	2,138	1,854
Total fixed charges and preferred distributions	$28,608	$16,698	$6,589	$3,033	$1,854
Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary (b)	(18.70)	6.69	1.63	8.82	43.23

(a)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.
(b)	Due to the loss for the year ended December 31, 2007, the ratio coverage was less than 1:1. Additional earnings of $563.5 million would be needed to achieve the coverage ratio of 1:1.